[Buckeye Letterhead]

February 24, 2011

VIA EDGAR

Securities and Exchange Commission
Attn.: Mr. John Reynolds
100 F Street, N.E.
Washington, D.C. 20549

RE:          Buckeye Technologies Inc.
Form 10-K for Fiscal Year Ended June 30, 2010
Filed September 2, 2010
File No. 001-14030

Dear Mr. Reynolds:

Buckeye Technologies Inc. (sometimes referred to herein as the “Registrant”), submits this response to the letter of February 9, 2011 from the staff (the “Staff”) of the United States Securities and Exchange Commission to Mr. John B. Crowe regarding the above-referenced Form 10-K.  For convenience, we have reproduced the Staff's comment immediately preceding the Registrant’s response.

Form 10-K/A for the Fiscal Year Ended June 30, 2010

Comment

1.
We note your response to comment one of our letter dated December 22, 2010.  Please provide a full amendment to your Form 10-K rather than just an amendment of Part IV.  For the sake of clarity, such full amendment should include all parts of Form 10-K and updated Section 906 and 302 certifications.

Response

Concurrently with submitting this response, the Registrant is filing Amendment No. 2 to its Annual Report on Form 10-K that includes all parts of Form 10-K and updated Section 906 and 302 certifications.

* * *

The Registrant hereby acknowledges that:

▪	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this has been responsive to the Commission's comments.  If there are additional questions or comments, please contact the undersigned.

Very truly yours,

Buckeye Technologies Inc.

By: /s/ Steven G. Dean
      Steven G. Dean
      Senior Vice President and Chief  Financial Officer